FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 26, 2006

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

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Material Change Report of the Company filed in Canadian jurisdictions on January 26, 2006 announcing that the Company is amending the licensing agreement for the Company's BLP25 Liposome Vaccine (L-BLP25) with Merck KgaA (but excluding the attached press release filed earlier today under a Form 6-K dated January 26, 2006)	3

Signature	5

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BIOMIRA INC.

Material Change Report

1.	Name and Address of Company

Biomira Inc. ("Biomira")
2011 - 94 Street
Edmonton, Alberta T6N 1H1

2.	Date of Material Change

January 26, 2006

3.	News Release

Biomira issued a news release on Canada NewsWire on January 26, 2006.

4.	Summary of Material Change

On January 26, 2006, Biomira announced the signing of a letter of intent to amend the licensing agreement between Biomira B.V. and Merck KGaA of Darmstadt, Germany for BLP25 Liposome Vaccine (L-BLP25), currently in development for the treatment of non-small cell lung cancer (NSCLC). Under the letter of intent, Merck KGaA will take over administrative and financial responsibility for the development and commercialization of L-BLP25. In return, Biomira’s co-promotion interest in U.S. sales will be converted to a specified royalty rate, which will be higher than what Merck KGaA has agreed in the licensing agreement to pay on its sales of L-BLP25 outside of the United States (ROW).

5.	Full Description of Material Change

On January 26, 2006, Biomira announced the signing of a letter of intent to amend the licensing agreement between Biomira B.V. and Merck KGaA of Darmstadt, Germany for L-BLP25, currently in development for the treatment of NSCLC.

Under the letter of intent, approved by the Boards of both Companies, Merck KGaA will take over administrative and financial responsibility for the development and commercialization of L-BLP25, including the planned phase 3 trial in NSCLC, which remains on schedule with the enrolment of the first patient expected in mid 2006. Merck KGaA also plans to investigate the use of L-BLP25 to treat other types of cancer. All future development, regulatory, commercialization and marketing costs for L-BLP25 (including the planned phase 3 trial, but excluding the Canadian territory) will be borne exclusively by Merck KGaA effective March 1, 2006.

In return, Biomira’s co-promotion interest in U.S. sales will be converted to a specified royalty rate, which will be higher than what Merck KGaA has agreed in the licensing agreement to pay on its sales of L-BLP25 outside of the United States. The royalty and other arrangements with respect to the ROW will remain generally unchanged (Merck KGaA to assume a specified third party royalty obligation on behalf of Biomira). Similarly, the milestone payments to be made by Merck KGaA pursuant to the collaboration will remain essentially the same. The agreed upon royalty rate for the U.S. territory reflects the stage and promise of L-BLP25.

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Biomira will retain responsibility for manufacturing L-BLP25, both for clinicial trials and following any marketing approval. The existing arrangements for Canada remain in place with Biomira responsible for the Canadian territory.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

None

8.	Executive Officer

The name and business telephone number of an executive officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Edward A. Taylor
Vice-President Finance & Administration
Biomira Inc.
2011 - 94 Street
Edmonton, Alberta T6N 1H1
Telephone: (780) 450-3761

DATED at Edmonton, Alberta, effective this 26th day of January, 2006.

BIOMIRA INC.

By:	Signed “Edward A. Taylor”

Edward A. Taylor
Vice-President Finance & Administration

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: January 26, 2006	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer

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